Exhbit 99.1

Gerdau Ameristeel Announces $610 Million Refinancing

Tampa, FL, November 24, 2009 - Gerdau Ameristeel Corporation (the “Company”) (NYSE: GNA; TSX: GNA) today announced that the Company has entered into a loan agreement pursuant to which a wholly-owned subsidiary will borrow $610 million on arm’s length terms from Gerdau Holdings Inc., a subsidiary of Gerdau S.A. The loan, which is expected to be funded on December 3, 2009, will be a senior, unsecured obligation of the obligors, will bear interest at 7.95% per annum, has no scheduled principal payments prior to maturity, and will mature in full on January 20, 2020. Interest will be payable semiannually, starting on July 20, 2010.  The amount borrowed represents approximately 50% of the proceeds of the $1.25 billion of bonds issued by Gerdau Holdings Inc. on November 18, 2009.  The Company intends to use the net proceeds of the loan to prepay $510 million of its outstanding Tranche A term debt and $100 million of its outstanding Tranche C term debt and today the Company notified the holders of such term debt of its intent to prepay such amounts.

Forward-Looking Statements

In this press release, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release may constitute forward-looking statements. Such statements can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters. Forward-looking statements in this press release include statements about the repayment of the Company’s term debt. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China's steelmaking capacity or slowdown in China's steel consumption; the Company's participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company's business; unexpected equipment failures and plant interruptions or outages; the Company's level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company's ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company's principal stockholder, Gerdau S.A., the liquidity of the Company's long-term investments, including investments in auction rate securities, and the Company's reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities, and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

Investor Relations Contact

Barbara Smith
Vice President and Chief Financial Officer
Phone: (813) 319-4324
Email: basmith@gerdauameristeel.com

Media Contact

Philip K. Bell
Director, External Communications and Public Affairs
Phone: (813) 207-2315
Email: pbell@gerdauameristeel.com